April 18, 2006

Mr. Mel L. Shultz
Manager
JDMD Investments, L.L.C.
2400 E. Arizona Biltmore Circle, Bldg. 2, Suite 1270
Phoenix, Arizona 85016

	Re:	Stratford American Corporation
      Amendment No. 1 to Schedule 13E-3
		Filed March 27, 2006
		File No. 05-40361

		Revised Preliminary Proxy Statement on Schedule 14A
		Filed March 27, 2006
		File No. 0-17078

		Form 10-KSB for the Fiscal Year Ended December 31, 2005
		Filed March 31, 2006

Form 10-QSB for the Fiscal Quarters Ended September 30, 2005, June 30, 2005 and March 31, 2005
		Filed November 14, 2005, August 15, 2005 and May 16,
2005

Dear Mr. Shultz:

      We have reviewed your filings and response letter dated
March
27, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Schedule 13-3/A

Item 13.  Financial Information

1. Please revise to disclose the information required by Item
1010(a)
of Regulation M-A. See Item 13 of Schedule 13E-3, including Instruction 1. In this regard, it does not appear that you have furnished your financial information from Stratford`s Form 10-KSB for the fiscal year ended December 31, 2005 or properly incorporated this information.

2. It appears that you are attempting to comply with the disclosure required by Item 1010(c) of Regulation M-A. Please revise to furnish the summary information required by Item 1010(c) of Regulation M-A or properly incorporate Stratford`s Selected Consolidated Financial
Data
located in your preliminary proxy statement.

Revised Schedule 14A

Summary Term Sheet, page 1

Position of the Buyout Parties ..., page 4

3. The fairness determination should address the fairness of the transaction to the unaffiliated security holders. The parentheticals here and later in the document do not appear to include all the affiliated security holders and, accordingly, it is unclear whether the filing persons have addressed fairness to the unaffiliated security holders as required. Please revise here and throughout to clarify that the filing persons have addressed the fairness to the unaffiliated security holders. In this regard, consider revising to disclose that the transaction is fair to Stratford`s unaffiliated security holders without references to any of the affiliated security holders that are engaged in this transaction or revise your parentheticals to cite to all of the affiliated security holders that are engaged in this transaction.

Stratford Selected Consolidated Financial Data, page 8

4. Please update this section to disclose the consolidated financial data for the fiscal year ended December 31, 2005. Also, revise
Exhibit C to attach your Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005.

Special Factors, page 17

Background of the Merger, page 17

5. We note that you have provided us with hard copies of the Meagher analyses as exhibits, but it does not appear that you have filed them on EDGAR. Please file them with your next amendment to the Schedule
13E-3. See Item 1016(c) of Regulation M-A. Also, revise to furnish a materially complete summary of each report received from Meagher.
See Item 1015(b)(6) of Regulation M-A.

6. You disclose that Meagher had ongoing negotiations with each of the bidders in an effort to increase their bids. Please clarify whether the bid range of $0.62 to $0.71 per share includes the bids received following Meagher`s ongoing negotiations.

7. We reissue prior comment 34 because certain alternatives considered at each stage remain undisclosed. For instance, we note that at a meeting held on January 18, 2006, the board reviewed JDMD`s proposal with counsel along with alternatives to the proposal. Please describe those alternatives, and any others that may remain undisclosed, in as much detail as necessary. See Item 1013(b) of Regulation M-A.

8. In your response to our prior comment 38, you state that "[a]fter the merger is completed, Stratford could own and operate the oil and gas properties, or could renew discussions with any or all of these bidders, and may be able to sell the properties for more or less than the price established in any definitive proposal." Where appropriate, please disclose these possible outcomes in your filing.
Also, please revise the fairness determination for each affiliate party to clarify what consideration was given to the possibility that you may enter into a merger with a bidder, following this transaction, for more than $.80 a share.

Recommendation of the Board of Directors; Reasons for Recommending the Apporval and Adoption of the Merger Agreement and the Merger, page 24

9. Please expand your disclosure to further discuss the going concern value of Stratford. For example, disclose the manner in which the going concern value was derived and explain why you believe that the going concern value is the same as Stratford`s book value. If the board relied on the analysis of another, it must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b)
analysis in order to fulfill its disclosure obligation.

10. Based on Meagher`s engineering studies, please disclose the basis for the board`s belief that the merger consideration of $.80 related favorably to the likely liquidation value. See Instruction 2(vii) to
Item 1014. In this regard, revise to explain the board`s belief that the merger consideration is fair in relation to the higher liquidation values of Stratford that would result in higher per share consideration. Similar revisions should be made to the fairness discussion of the Buyout Parties and the Other Filers.

11. It does not appear that the Buyout Parties and the Other
Filers
have addressed all of the procedural factors set forth by Item
1014
of Regulation M-A. For example, please disclose whether the Buyout
Parties and the Other Filers considered 1014(d) or (e). Please revise.


Closing Comments

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3740 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

								Sincerely,



								H. Roger Schwall
								Assistant Director



cc:  J. Wynn

      via facsimile
      Karen McConnell, Esq.
      Fennemore Craig, P.C.
      (602) 916-5507
Mr. Mel L. Shultz
Stratford American Corporation
April 18, 2006
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

  DIVISION OF CORPORATION FINANCE
MAIL STOP 7010